Filed by: IESI-BFC Ltd. Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Waste Services, Inc. Exchange Act File Number of Subject Company: 000-25955 Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, Waste Services, Inc.’s and IESI-BFC Ltd.’s expectations with respect to: the synergies, efficiencies, capitalization and anticipated financial impacts of the transaction; approval of the transaction by Waste Services, Inc. stockholders; the satisfaction or waiver of the closing conditions to the transaction; and the timing of the completion of the transaction. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy or waive the other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.’s and Waste Services, Inc.’s results to differ materially from those described in the forward-looking statements can be found in IESI-BFC’s 2009 Annual Report on Form 40-F, Registration Statement on Form F-10, as amended, and Registration Statement on Form F-4, each filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet website (www.sec.gov). Waste Services, Inc. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Waste Services, Inc., IESI-BFC Ltd., the transaction or other matters and attributable to Waste Services, Inc. or IESI-BFC Ltd. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Waste Services, Inc. and IESI-BFC Ltd. do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law. Additional Information The proposed transaction will be submitted to Waste Services, Inc. stockholders for their consideration. IESI-BFC Ltd. has filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus. Stockholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Stockholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about IESI-BFC Ltd. and Waste Services, Inc., without charge, at the SEC’s Internet website (www.sec.gov). You may also obtain copies of all documents filed with the SEC regarding this transaction, without charge, from IESI-BFC Ltd.’s website (www.iesi-bfc.com) or from Waste Services, Inc.’s website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention: Investor Relations, (416) 401-7729, or to Waste Services, Inc., Shareholder Relations, 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, (905) 319-1237.

Proxy Solicitation IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IESI-BFC Ltd.’s and Waste Services Inc.’s directors and executive officers is available in the Registration Statement on Form F-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is also contained in the above-referenced Registration Statement on Form F-4, and in other relevant materials to be filed with the SEC when they become available.

FINAL TRANSCRIPT Thomson StreetEventsSM Conference Call Transcript BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Event Date/Time: Apr 28, 2010 / 12:30PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 1

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call CORPORATE PARTICIPANTS Chaya Cooperberg IESI-BFC Ltd. - Director, IR, Corp. Comm. Keith Carrigan IESI-BFC Ltd. - Vice Chairman, CEO Tom Cowee IESI-BFC Ltd. - VP, CFO CONFERENCE CALL PARTICIPANTS Walter Spracklin RBC Capital Markets - Analyst Scott Levine JPMorgan - Analyst Avi Dalfen Macquarie Capital - Analyst Jonathan Ellis BofA Merrill Lynch - Analyst Michael Hoffman Wunderlich Securities - Analyst Jason Granger BMO Capital Markets - Analyst Nima Billou Bloom Investment Counsel - Analyst PRESENTATION Operator Good morning. My name is Andrea and I will be your conference operator today. At this time, I would like to welcome everyone to the IESI-BFC first quarter results conference call. (Operator instructions.) I would now like to turn the call over to our host, Ms. Chaya Cooperberg, Director, Investor Relations. Please go ahead. Chaya Cooperberg - IESI-BFC Ltd. - Director, IR, Corp. Comm. Thank you. And thank you, everyone, for joining us this morning. On the call we have Keith Carrigan, Vice Chairman and Chief Executive Officer, and Tom Cowee, Vice President and Chief Financial Officer, who will both provide comments on the results for the three months ended March 31st, 2010. Also on the call is Mickey Flood, President, who will be available to answer questions during the question and answer period. Our remarks and answers to your questions today may contain forward-looking information about future events or the Company’s future performance. Although forward-looking statements are based on what management believes to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with these forward-looking statements. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 2

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. We also do not commit to continue reporting on items or issues that arise either during our presentation or in the discussion that will follow, except as required by applicable securities laws. The information, by its nature, is subject to risks and uncertainties that may cause actual events or results to differ materially. Please refer to the bottom of our news release yesterday for further information and to our MD&A for a more complete description of the risks affecting our business and industry. On the call we will discuss non-GAAP measures such as adjusted EBITDA and free cash flow. Please refer to our press release for a definition of such non-GAAP measures. Management uses non-GAAP measures to evaluate and monitor the ongoing performance of our operations, and other companies may calculate these non-GAAP measures differently. A replay of this conference will be available until midnight on May 12th, and you can find those details for the replay in our news release. I will now turn the call over to Keith Carrigan, Vice Chairman and CEO. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Good morning and thank you, Chaya, and welcome, everyone. This was a quarter in which our results, we believe, really speak for themselves. We enjoyed strong quarter growth on all performance measures, including revenue, adjusted EBITDA, operating income, net income, earnings per share, and free cash flow. Our total revenue increased 17.9% to $264 million, driven by exceptional organic growth in both Canada and the US. In Canada, organic gross revenue increased 15.3%. This included a core price improvement of 3.8%, a volume increase of 9%. Higher fuel surcharges of 1% and higher recycling and other pricing of 1.5% also contributed to the quarter-over-quarter organic revenue change. Our core price in Canada was strongest in our commercial business, but we saw growth across every service line thanks to solid organic activity. Our volume in Canada was up in every service line including landfill, and includes also contract wins incurred in our residential business. Our recycling and other pricing really benefitted from the continuous uptick in recycled commodity pricing during the quarter. In March, we saw the price per ton of OCC reach the peak levels last seen in 2008. While we don’t expect these peak levels to be sustained, recycled commodity prices will be a tailwind for us this year both in Canada and in the US. In the US, organic gross revenue increased 4.1%. This included a core price improvement of 1.7% and a volume increase of 1%. This quarter marked our return to positive volume in the US and, if March is any indicator, we expect this trend to continue and improve through the balance of this year. Higher recycling and other pricing growth of 1.7% also contributed to the quarter-over-quarter organic revenue increase, partially offset by the 0.3% decline in fuel surcharges. I’ll address price and growth in our US market by individual segments. In our US sub-segment, price and volume was either up or largely unchanged in all areas, with the exception of price and volume declines in our industrial service line. Our roll-off volume was down about 5% due to the harsh weather we experienced in January and February. Clearly, our organic performance in the South would have been better had the weather been more typical of that time of year. In fact, we experienced positive volume in March on a year-over-year basis in the South. Similar to our Canadian segment, the return of commodity prices supported the increase in recycling and other revenue growth. In our US Northeast segment, our commercial collection business was up nicely in price and had marginally higher volume. In our industrial service line, pricing was up but volume was lower. As was the case in our South segment, the harsh weather conditions in January and February were responsible for the industrial volume decline in the Northeast. As also with the South, we experienced volume increase on a year-over-year basis through the month of March. We saw industrial volumes, as mentioned, turn slightly positive. And we expect this optimistic -- we expect to be optimistic about this trend and view that it will be -- continue in the second quarter. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 3

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call At our Northeast US landfills, we experienced higher volumes but a decline in price on a year-over-year basis. However, we are encouraged to see that the landfill pricing has stabilized on a sequential basis. In our Northeast US recycling business, we were marginally down on volume due to weather conditions, but experienced significantly higher price thanks to the rebound in recycled commodity pricing. Overall, we are very pleased with our organic revenue growth and total operating performance in the first quarter of 2010. Our results are even more encouraging considering the challenge of inclement weather we faced early in the quarter. Our strong revenue growth translated into solid growth in adjusted EBITDA and operating income. Adjusted EBITDA was $75.9 million in the first quarter of 2010 versus $62.7 million in the same quarter a year ago. That is an increase of 21.2%. Our adjusted EBITDA margin, in fact, expanded 80 basis points to 28.8%. We also generated higher adjusted net income quarter-over-quarter. Adjusted net income as reported increased to $18.7 million, or $0.20 per diluted share, from $10 million, or $0.14 per diluted share, in the period a year ago. It should also be recognized that we increased our comparative diluted share count as a result of those equity offerings completed in March and June of 2009. The per share amounts in the first quarter are based on a fully diluted base of 93.4 million shares. Free cash flow for the quarter increased 37% to $41.9 million from $30.6 million in the first quarter last year, including the benefit of foreign exchange in the quarter. This resulted in a free cash flow yield for the quarter of 15.9%, a 220 basis point improvement over the same period one year ago. Free cash flow growth was driven by our strong operating performance along with lower interest rates and debt levels. We attribute our ability to generate these strong quarterly results to our presence in more densely populated markets, our bottom up management style, and our focus on balancing price and volume growth in each of the markets that we serve. These results couldn’t be achieved without the right combination of people and assets. With our first quarter results in hand, we are confident that we are on course to deliver on our expectations for 2010. Although our results may suggest that we are more on track to achieve our outlook, we want to see how the trends that we saw in the back half of the first quarter hold through the second quarter. While we are focused on the business, we are also highly focused on completing our merger with Waste Services. On April 19th, we filed the second amendment to the form F-4 Registration Statement. Completion of the transaction remains subject to the satisfaction or waiver of certain closing conditions including approval from the Canadian Competition Bureau, the SEC, and WSI stockholders. We have met with the Competition Bureau several times over the past few weeks. Our discussions remain ongoing and we believe that progress is being made. In April, we also began work on increasing the size and extending the term of both our credit facilities related to this transaction. Tom will give you more detail very shortly. We continue to expect the transaction to close in the second quarter. In other M&A developments during the quarter, we acquired the assets of one solid waste management company in Canada. The purchase price of the acquisition, which we consider a tuck-in, was CAD$50 million. The transaction was completed at the beginning of March, contributing approximately three-quarters of one month of operations to our quarterly results. We also acquired a 50% stake in a compactor leasing company in Canada. Although the pace of our tuck-in activity in terms of the number of transactions has been slower than our historical record, we continue to review and assess a very robust pipeline of potential deals. And now, I would like to pass the call to Tom for more details on the financial results for the first quarter. Tom? Tom Cowee - IESI-BFC Ltd. - VP, CFO Thanks, Keith, and good morning, everyone. I’m going to start with a discussion of our performance by segment for the quarter. Revenue in our Canadian segment was approximately $100 million. This was an increase of $29.1 million, or 41%, over the year ago period. Of the increase, $16.4 million is attributable to the changes in FX and the balance, $12.7 million, is from growth, a 17.9% increase over the same period last year. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 4

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call In our US South segment, revenue was $87.8 million, an increase of approximately $7.8 million, or 9.7%, over the first quarter last year. In our US Northeast segment, revenue was $76.1 million, an increase of approximately $3.3 million, or 4.5%. Since Keith has already reviewed the price and volume trends contributing to the revenue growth in each of these segments, I will move on to discuss expenses. Operating costs increased in each of our segments versus the same quarter last year. The increase of $13.4 million in Canadian segment operating expenses includes $8.3 million related to FX. The balance is the result of higher disposal, labor, and vehicle operating costs. The higher disposal costs are due to the higher volume of waste we collected. The increase in labor costs is the result of acquisitions and general wage increases as well as higher waste volumes. Our vehicle operating costs were affected by acquisitions and growth, resulting in an increase in diesel fuel consumption. An increase in diesel fuel costs also contributed to the increase, as it did across all our operations. Operating costs in the US South segment increased approximately $5.2 million due to higher labor and vehicle operating costs, primarily due to acquisitions and contract wins. In our US Northeast segment, operating costs increased approximately $1.2 million. The increase is due to general wage increases and vehicle operating costs to service disposal volumes. In 2009, we entered into fuel hedges in the US and Canada to help reduce the variability of fuel changes in our business. Our fuel hedge agreements have partially offset fuel cost variability in each segment in the quarter. Now I’ll turn to SG&A expenses. SG&A expense in total increased approximately $9.7 million, of which $2.8 million is related to changes in FX. In Canada, the increase net of FX is $4.3 million. In the quarter, transaction and related costs of $1.8 million along with fair value changes of stock options, which had an $800,000 impact, represent the largest components of the increase. The remainder of the increase is due to higher severance costs, higher salaries as we hire more salespeople, and professional fees. In the US South, SG&A increased approximately $1.4 million and is primarily due to higher salaries, facility, and office costs. We also had additional expenses related to acquisitions and new contract wins. There was an increase in doubtful account provision in the quarter as well, and we expect to normalize this over the balance of the year. In the US Northeast segment, SG&A increased $1.2 million due in large part to professional fees, facility, and office costs. We also had a higher doubtful account provision in this segment, which we don’t expect to increase further in 2010. In the quarter, a number of SG&A costs incurred, such as those related to the WSI transaction, will be nonrecurring. Amortization in the quarter was $39.5 million, an increase of $1.9 million from a year ago period. Foreign exchange contributed approximately $2.4 million to the Canadian segment amortization increase, partially offset by lower intangible asset amortization. Amortization in the US South was flat, while the Northeast segment amortization declined due to a fully amortized capital and intangible assets. Interest expense of approximately $8 million represented a decline of $1.7 million compared with the first quarter a year ago. Lower interest rates on borrowings in Canada are the primary reason for the Canadian segment decline. And in the US, we also benefitted from the combination of lower interest rates and lower debt levels. On a total Company basis, our income tax was $9.5 million in the quarter, up from $5.3 million in the same quarter a year ago. Our effective tax rate in the quarter was 36.3%, in line with our 2010 guidance. Our cash taxes in the quarter were $7.7 million, an increase of $5.2 million over the comparative period last year. The increase is due to our no longer having net operating loss carry-forwards available in our Canadian segment. Now turning to our capital landfill purchases, our spending for replacement and growth totaled $20.1 million in the quarter. Of this total, replacement capital represented $11.9 million and growth capital represented $8.2 million. Both replacement and growth in the quarter were in line with our expectations for the first quarter, and are on track for our annual expectations. Turning to our balance sheet, at the end of the quarter long-term debt stood at $705 million, up from $655 million at year-end. The increase was primarily related to the acquisition Keith spoke to earlier. Our funded debt to EBITDA covenant, calculated for our Canadian credit facility as of March 31st, 2010, was 2.09 times versus a maximum funded debt to EBITDA covenant of 2.75 times. Our funded debt to EBITDA covenant, calculated for our US credit facility as of March 31st, 2010, was 2.51 times versus a maximum funded debt to EBITDA covenant of 4 times. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 5

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Holding the foreign currency rate between Canada and the US at parity and using just the adjusted EBITDA without pro forma adjustments for acquisitions, our consolidated debt to EBITDA ratio for the Company at March 31st, 2010 was 2.24 times. At the end of the quarter, we had available capacity of $344.9 million in our US revolving credit facility, and CAD33.4 million in our Canadian revolver. In addition, in April we commenced discussion with our lenders to increase both the dollar size and extend the contract term of our existing US and Canadian senior secured credit facilities. Previously we had stated that we planned to increase the Canadian revolver in conjunction with the WSI transaction. With the acquisition we completed in March, we now plan on increasing the revolver to CAD525 million, up from the CAD450 million revolver we had previously contemplated. Additionally, the maturity date will now be four years from the date of closing versus the three years we had previously discussed. Covenants include a total funded debt to last 12 months’ EBITDA maximum of 3 times and a minimum last 12 months’ EBITDA to interest ratio of 4 times. The increase in the dollar size of the facility will be used to take out all of the WSI’s outstanding Canadian dollar denominated debt as well as pay for the transaction expenses related to the deal. For our US facilities, we had previously indicated that we would be taking out all of WSI’s outstanding US dollar denominated debt with borrowings under the current US credit facility with the plan to replace the US credit facility in the fourth quarter of 2010. For a couple of business reasons, we opted to blend and extend the existing credit facility now in conjunction with the closing of the WSI transaction. The reasons are liquidity, number one. Upon closing of the WSI transaction, our current US facility would have been close to fully drawn and we wanted to have additional availability to execute our acquisition strategy in the US. And number two is risk. Originally when we announced the WSI transaction, we had planned for a March closing. Now with a two to three month delay, we felt that it was in our best interest to remove any financing risk that could arise in the credit markets during the balance of the year. The new credit facility in the US will be comprised of a term loan to a maximum of $400 million and a revolving credit facility of $550 million. The revolver will be increased by a dollar for every dollar basis the term loan is drawn below the maximum of $400 million. The revolver will mature four years from the date of closing, and the term loan will mature six years from the date of closing. Covenants include a total funded debt to rolling four quarter EBITDA maximum of 4 times and a minimum rolling four quarter EBITDA to interest expense ratio of 2.5 times. So, in summary, we expect both facilities to provide us with all the financing to close our proposed merger with WSI as well as additional availability for all our continued acquisition strategy. Both amended credit facilities will close commensurate with the acquisition of WSI. This brings me to the end of our comments. I will now ask the operator to open the call for questions. Q-AND-A Operator (Operator instructions.) Your first question comes from the line of Walter Spracklin of RBC Capital Markets. Walter Spracklin - RBC Capital Markets - Analyst Thanks very much. Good morning, everyone. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Good morning, Walter. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 6

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Tom Cowee - IESI-BFC Ltd. - VP, CFO Morning, Walter. Walter Spracklin - RBC Capital Markets - Analyst You had pretty good results here in the first quarter. Just wondering how they compare to what you were planning and whether there’s any changes now with the guidance that you provided last time around, particularly in terms of your EBITDA and free cash flow guidance for the year. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Well, yes, Walter, I think we saw the Canadian economy move forward probably a little bit better than any of us expected. So, as a result, we responded to the benefits of the economy. I think it’s fair to say that our expectations in Canada weren’t quite what we achieved. With respect to the US, I think it’s fairly reflective of what we saw in our plans. The one issue that I would highlight, however, is that in the US clearly we had some pretty harsh weather in the Northeast and in the South, which affected us January and February. But, we were very encouraged with volume increases that we saw on a year-over-year basis as it related to the month of March. So, if you look at one month trending, which I hate to look at, it was obviously a benefit for us in the US. I guess one other note that I might make to you is that we did announce the acquisition of York Disposal in Canada, and we did have 16 days of benefit to the York acquisition through the quarter. Walter Spracklin - RBC Capital Markets - Analyst So, what I’m hearing is you’ve got benefits of acquisition, you got a better than expected economy. So, some offset in the US, but trends are suggesting that that’s going to turn around as well. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO If March is an indicator, I would say that that’s probably the case. Walter Spracklin - RBC Capital Markets - Analyst Perfect. Okay. Can you give us a sense of the size of the acquisition, the $50 million -- or $52 million that you made, just sort of order of magnitude? What was the size of those acquisitions? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO The acquisition generates, we expect, about $42 million of annual revenue. We do not, obviously, issue our targets for EBITDA or earnings. However, let me just say that in the first 16 days, if this is any indicator, we are slightly above our pro forma expectations on the acquisition. I might also let everyone know that through the acquisition we acquired significant properties. And so, these properties will not only host the merged companies of York Disposal and Toronto, but also have significant and sufficient capacity to house the operations of WSI’s Toronto facility as well. In addition to that, we acquired two transfer stations in the Toronto market which were very, very important to us since we acquired some very significant tonnage. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 7

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Walter Spracklin - RBC Capital Markets - Analyst Excellent. Tom, are you still forecasting $35 million in acquisition related expenses? Tom Cowee - IESI-BFC Ltd. - VP, CFO For the WSI deal, yes. We’ve had no change related to that. Walter Spracklin - RBC Capital Markets - Analyst Right. And about $2 million have been incurred in the quarter, is that right? Tom Cowee - IESI-BFC Ltd. - VP, CFO Yes. Walter Spracklin - RBC Capital Markets - Analyst Okay. So, all right. Okay. And if you look at -- you mentioned, Keith, that Canada -- and this is my last question here. You mentioned Canada was doing a lot better than expected. 15.3% organic is quite strong. Is there anything that you can talk about why Canada is doing so much better than the US? And I think you mentioned that sustainability might not be as -- might not be the same order of magnitude but, I guess, still optimistic. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO We were up in price, as we mentioned, up in price in virtually every line of business. But, we saw fairly significant growth in volume as well, even in our industrial sector where we were up roughly about 4.5% on a year-over-year basis. So, we saw Canada virtually steaming ahead in every line of business through the balance. And we were able to effectively move price, again, not only through our collection companies but through our landfills as well. Walter Spracklin - RBC Capital Markets - Analyst All right. That’s all my questions. Thanks very much. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Okay. Operator And your next question comes from the line of Scott Levine with JPMorgan. Scott Levine - JPMorgan - Analyst Hi. Good morning, guys. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 8

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Good morning, Scott. How are you this morning? Scott Levine - JPMorgan - Analyst Very well. How are you? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Very good. Scott Levine - JPMorgan - Analyst Following up on Canada just because the growth is so eye-popping, you mentioned a couple contract wins. Not sure when those occurred or how large they are. Were those a meaningful factor in the quarter that maybe you didn’t anticipate that will continue for the balance of the year, or is there a year-over-year comp issue? Again, we are hearing about the growth being as strong and broad-based as it’s been. But, I mean, how much of a surprise to you was the organic growth numbers in Canada in the quarter? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO We started seeing in the fourth quarter, as I mentioned in our year-end results, that Canada was picking up. And so, we aggressively restructured our plans as it related to the market activity to reflect what we saw economically in the market. So, obviously not only is volume up, but as you can see, price was up fairly significantly as well. So, we were able to recapture, clearly, cost of living increases on a year-over-year basis. But, more importantly, we were able to reorganize our operations to reflect the benefits that we saw in volume. So, if you look at the residential and the value of those contracts, that would represent one full basis point. But, we knew they were coming on. These were contracts that they were bid, they were coming on, and so we were able to take advantage of that. But, let me say we are up strongly in volume in our commercial line of business and our volume frontend recycling business as well. And as I mentioned earlier, a relatively significant increase in our industrial business on a year-over-year. Further to that, I would tell you that our landfill saw volume increases as well, roughly of about 8%. So, clearly, if we’re moving up in all these lines of business and we internalize, which we do in our Canadian landfills, better than 50%, then we’re going to see the benefit -- or in our collection companies, we’re going to see the benefit in our landfills. So, we saw landfill volumes up roughly about 8%. So, that’s just the benefit of having all of the pass-through mechanism from the collection companies back into the landfills again. Scott Levine - JPMorgan - Analyst Okay. So, it sounds like, frankly, there isn’t anything that’s kind of one-off or quarter specific that a double-digit organic growth rate in Canada, assuming there’s no change in trend, is a reasonable thought or expectation maybe for -- without asking for guidance to that effect, is a reasonable thought. There’s nothing one-off that’s driving that number, I guess. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Other than what I just identified in that residential piece, the rest of it is all open market volume. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 9

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Scott Levine - JPMorgan - Analyst Got you. And without asking for too much specifics on the guidance, could you comment how April is kind of trended thus far relative to March and maybe indicate at what point during the spring you have a decent read on how the construction season is behaving in terms of understanding how sustainable the March trends might be for the balance of the year? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Yes. To date, we’re not seeing any change in the Canadian markets. It’s all from what we saw in the first quarter. Remember again, Canada had some pretty good weather on a relative basis through the first quarter, but we’re seeing that being sustained through April. And we are seeing volumes, more specifically in the industrial sector in the US as we saw in March, we’re seeing that trend continue through April to date. Scott Levine - JPMorgan - Analyst Okay. That’s good to hear. One last one, if I may, on the SG&A. That came in a little bit above what we were looking for. Can you indicate -- I think you mentioned that there was maybe a little bit of an uptick in bad debt expense. And are these reasonable levels to think about going forward, or is it possible that we may see SG&A come down as a percent of sales as growth ramps up? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Yes, you should see it come down. We had some bad debt expense that we experienced in the US over the last quarter. I would say to you that we expect that to be a one-off, so you should see that come down. We also had some restructuring costs as it related most specifically to WSI, which Tom -- to the merger, which Tom highlighted, which we expect to see come down as well. Scott Levine - JPMorgan - Analyst Great. Thanks, Keith. Operator Your next question comes from the line of Avi Dalfen with Macquarie Capital. Avi Dalfen - Macquarie Capital - Analyst Thank you. Your prior questions have been on the Canadian operations, so I’ll ask about the US. In the US Northeast, Keith, in your remarks you had talked about higher volumes but lower pricing. Can you comment on the competitive developments in this region and how they may have led to that higher volume with lower pricing? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO As we talk about the Northeast, I would say to you that we are seeing internal volume did go up in the Northeast at our landfills. Again, I will say to you that we have -- we acquired York. We have some shifting of volumes. The good news is that we always talk about trying to increase our internalization rate. And with some of this shift through the last -- or through this last quarter, and more specifically later on in March, we got that internalization rate from 38% up into the high 40s. So, we are creating that shift. That also did create a little bit of higher volume as well, as we created more internalization. We should experience, over the next quarter, a benefit as it relates to the pricing of that now increased internalization through the system, through the collection companies, to the landfill, and then be reflected back out in pricing. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 10

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Otherwise, excluding that internalization play that I just spoke about, I would say to you that we’re seeing really the Northeast move ahead slightly in terms of the economy. And that’s reflected, as I mentioned, that we did have positive industrial roll-off growth in March only. So, we are seeing a slight uptick, but I wouldn’t call it a sharp V moving up in the Northeast. Avi Dalfen - Macquarie Capital - Analyst Okay. My final question has to do with the US South. It’s been the star in the past, but it’s now the only area where you’re not seeing improvement in margin. What’s really going on here? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Well, like the rest of the economy, the South experienced a downturn probably about a quarter later than we saw in other parts of the country, and maybe actually two quarters later as we saw in the Northeast, because that really began in 2008. So, the South caught up with the recession, without a doubt, in the first quarter, later in the first quarter and as it went through the second and third quarter. So, we’re beginning, once again, to see the South move ahead. Clearly, weather impacted our Southern operations in January and February significantly. We saw a significant uptick, however, as it related to March volumes in the South. So, once again, if that trend continues, and it is so far, as I mentioned to Scott, and as far as March is concerned, then we’re now seeing the economy move forward in the South. Avi Dalfen - Macquarie Capital - Analyst Thank you. Operator Your next question comes from the line of Jonathan Ellis with Bank of American Merrill Lynch. Jonathan Ellis - BofA Merrill Lynch - Analyst Thank you. First wanted to just talk a little bit about the previous price guidance you had provided for the year. I think you mentioned in Canada a 3% price growth was the expectation for the year. Obviously, the first quarter is well above that, 3.8%. And then, sort of inversely, in the US I think you had said 2% to 2.5% price growth was the expectation for the year. Price growth came in at 1.7% in the first quarter. So, my question is, do you expect price growth in Canada to decelerate over the course of the year and accelerate in the US to reach those full-year targets? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Yes. As long as the economy continues to move in Canada, I would suggest to you that we feel very comfortable with what we saw in the first quarter in terms of price, Jon, moving ahead. So, Canada was relatively flat last year on a quarter or sequential basis, quarter-over-quarter basis. So, as long as the economy continues to move forward, then we should experience the benefits through the balance in Canada. As it relates to the US, there’s several pieces as we put together our projections for 2010 pricing. So, let’s just talk about them. First of all, we’re very, very pleased with what we are doing in the markets as far as price is concerned in the US. Let me just tell you that our collection operations in the US where our price was up 3.3% on a quarter-over-quarter basis. So, we are getting pricing out of the market in the US. What we continue to see in the -- on a quarter-over-quarter basis, however, was that the landfills, as you know, represent over -- landfill and transfer represents over 30%. And as mentioned, we had a drag, which we expected in the first quarter in our US landfill and transfer operations, which really dragged it down to the 1.7%. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 11

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call So, however, now that we are creating our internalization, as I just mentioned, and we’ve moved that up, and assuming that the economy continues to move positively in the US, that combination will now move landfill pricing up. And as landfill pricing moves up, then clearly it moves well over the 2% range that we had given as guidance through the balance of the year. Jonathan Ellis - BofA Merrill Lynch - Analyst So, just to be clear, in terms of the internalization, there are no restrictions or limitations on diverting the waste from that acquisition to your sites? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO No. There are none and volume is being transferred right now. Jonathan Ellis - BofA Merrill Lynch - Analyst Okay, great. Just one other question about pricing. In terms of annual escalators, do those tend to be concentrated in the first quarter of the year, or are they more distributed throughout the year? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO It’s a combination of both. Some of the areas experience an annualized basis. And then, like most open markets, we have anniversary dates that restrict on that we -- at a beginning of the year. However, as the year progresses, then we have the ability to price increase on a month-over-month basis. So, we’re always looking at the price increase on a year-over-year basis so that we can capture inflation. So, you will see price increasing through the balance of the year to maintain the levels that we’re looking for on a year-over-year basis. Jonathan Ellis - BofA Merrill Lynch - Analyst Okay, great. And just on the new contracts, if I understood correctly, in Canada of the 9% volume growth, 1% was driven by new contracts. So, actually the sort of same store growth was 8%. Is that correct? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO On a store over store basis, that is correct. Jonathan Ellis - BofA Merrill Lynch - Analyst Okay. And then, in the United States any -- I think particularly more so in the South than in the Northeast, can you quantify the impact of contracts that haven’t anniversaried? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO We don’t have any major contracts that are going to be expiring this year in the South. We did have the benefit, obviously, of our New Orleans contract on a year-over-year basis that you saw in the first quarter that really we’ll get the benefit through the second quarter as well. And other than that, everything is relatively flat. No major movement related to contracts. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 12

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Jonathan Ellis - BofA Merrill Lynch - Analyst Okay, great. And if you look at just acquisitions going forward, and I obviously know the Waste Services merger is going to be occupying a lot of your time, but do you see -- in terms of the pipeline, do you see more acquisition -- additional acquisition opportunities in Canada, the Northeast, or the Southern region? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO We continue to be able to execute the strategies that we see in the South and in the Northeast. We are, as we identified, working on a couple of geographic regions in both of those, in the South and the Northeast. So, we’ll continue that. Both of these regions, by the way, obviously have their own support staffs, their integration staffs, and they are not involved in the WSI merger. So, clearly we are in good position to execute those strategies. As Tom spoke earlier, Jon, we are adjusting the tenure and the amount of our credit facilities. So, we’re in really good position in terms of the balance sheet to execute these strategies going forward. As it relates to Canada, in the merged markets I wouldn’t anticipate that we’ll be doing any acquisitions in those merged markets. And we really don’t have a lot of expectations in the near future as it relates to the Canadian markets. Jonathan Ellis - BofA Merrill Lynch - Analyst Okay, great. Just my final question. When you look at the improvement in March versus February levels, can you help quantify what the percentage change was either in revenue or tonnage terms, and how that compares to past years in terms of the change from February to March? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Yes. Usually, in the Northeast, you’re not going to see significant changes as it relates to weather between February and March. You’ll see more of a change between first quarter, second quarter, or you could say March to April, as the weather really starts to change and you get into the spring clean up season. That’s when we really see construction take off. So, if you look at -- we did have slightly an increase in volume in the Northeast in March. So, I would suggest to you that that was probably reflective of a pick up that we’re seeing in the economy. As it relates to the South, clearly I would say weather got in the way with January and February. So, it’s a little less predictable for us in terms of whether we’ll see any significant pick up. But, let me just say to you we’re seeing the same trend in April as we saw in March. So, with March being up significantly over January and February, I would suggest that that’s really the trending that we’re seeing going forward now. Jonathan Ellis - BofA Merrill Lynch - Analyst Okay. Thanks, guys. Operator And your next question comes from the line of Michael Hoffman with WSI. Michael Hoffman - Wunderlich Securities - Analyst Thank you very much. Sorry if I end up treading over some of this ground. I just want to get some better clarity. Have you all quantified -- or maybe I’d frame it slightly different. The weather issues were more productivity related than they were lost revenues, that’s part one of weather. And if it is productivity, do you have a sense of the overtime, things of that nature, that is nonrecurring and it gets us to a sort of aggregated this is what life would have looked like without the weather? THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 13

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Yes, I would say to you that what I was talking about, Michael, was volume and not necessarily productivity. And, I mean, as it relates to just pure productivity, I’ll give you a little bit of color. We were up in virtually every line of business in Canada in productivity alone. We were up in our commercial roll-off and residential collections in the Northeast in productivity. And in the South, we were up in commercial and residential productivity as well. We were down in roll-off productivity as it related to the South, but really that was because the weather really hit us with productivity in January and February. So, that’s productivity. Setting that aside, as we mentioned earlier, we saw volumes move up significantly in March related to the weather issues both in the Northeast and in the South. Michael Hoffman - Wunderlich Securities - Analyst Okay. So, following that thread, did you all try to quantify the productivity disruptions, if they hadn’t occurred, what that would have meant to the results? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO The answer is no, because we can speculate what was caused by weather. But, at the end of the day, I can’t tell you that it was related solely to weather or were we seeing a ramp up in the economy as it ran through January and February? What we saw was that March created somewhat of a balancing effect through the quarter. And we’re trying to give you some perspective in the sequential effect of March through April. Michael Hoffman - Wunderlich Securities - Analyst Okay, fair enough. Back to Canada for a second, one of the things I’ve been hearing throughout the markets is with energy prices where they are, you’re starting to see some special waste activity, sort of the nonhazardous industrial stuff picking up. So, was that part of that -- how much of that is in that 8% same store number? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO I would say to you that that represented a very small portion of it. The majority of the volume came in from municipal solid waste, intercompany waste. However, we did have some uptick out west in our special waste volume, which is related more to natural gas, a lot of natural gas cleanups, opposed to just the oil price. As you know, our landfill is in southern Alberta, which is more of a natural gas area opposed to northern Alberta, which is more of the heavy oil reclamation projects. So, it was up, Michael. But, I would say to you that it’s not material, and we always do have a little bit of sensitivity with timing. But, I would say to you that it wasn’t material. Michael Hoffman - Wunderlich Securities - Analyst All right. And then, following the line of thinking if I looked at your -- for the provinces, was there greater strength in Ontario/Quebec, Alberta/British Columbia on that 8%? Who is sort of the leader of that? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO We saw it through every one of the provinces that we operate in. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 14

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Michael Hoffman - Wunderlich Securities - Analyst Okay. And then, in Canada a year ago in the first quarter, if my memory serves, you’ve had a pretty bad winter on a relative basis. And this year, you had a pretty mild weather. So, some things that might have happened seasonally later might have been earlier. Is that a fair statement? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO I don’t think that we would see it. We see the difference on a quarterly basis. So, we’re really seeing what we would normally see on that quarterly basis opposed to breaking it up on a month-to-month basis. So, in other words, if I looked at March in Canada, I would see that that didn’t reflect as aggressive an increase as we saw in January and February. So, weather clearly did place some benefit in January and February. By the way, that was more in Ontario than anyplace else. I don’t think that western Canada saw any difference, nor did we see any difference in British Columbia. What you’re really talking about is more of central Canada opposed to the other areas. So, the net of it all is that I would say that we couldn’t suggest that good weather had a significant or material impact on the first quarter results in Canada. Michael Hoffman - Wunderlich Securities - Analyst Okay. And then, Tom, on a deal cost, just an accounting issue, if you get down into your segment breakdown that you give us, where are the deal costs showing up in SG&A? Is it concentrated in Canada because the corporate is there, or is it spread? How do I take that 1.8 out if I’m trying to look at --? Tom Cowee - IESI-BFC Ltd. - VP, CFO It’s in Canada. Michael Hoffman - Wunderlich Securities - Analyst It’s all in Canada, okay. And then, Keith, if I recall last year at Expo when you invited us all to meet with you, you mentioned that you were going to assure that Seneca got to its annual cap in volume, which would account for why year-over-year pricing is still down, as pricing sort of trended down through the year but it levels off in the fourth quarter. It stays level in the first quarter. And now, as we get this volume shift between York and Waste Services, we should see some strengthening. Is that a fair observation? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO That is a fair observation and that is our expectations of the internalization play. And that’s the benefit to anyone when you have effective collection companies. When you take a look at the US, when you have the strength to pass through price at 3.3%, then clearly you have a balanced program between volume and productivity. So, you’re bringing in volume, you’re increasing your productivity, and yet you’re maintaining price through that. Once you have the ability, then, to internalize that volume back into the landfills, both in our -- from our US collection operations, Northeast collection operations, and the Canadians, then you have effective ability to recover price through the landfills as well. So, it’s a model that we pursue in our other areas. It’s been a very successful model. And we’re pursuing the model, as I spoke a year ago, in the Northeast and we’re very pleased with the progress that we’re making through the first quarter. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 15

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Michael Hoffman - Wunderlich Securities - Analyst Okay. And then, two last questions. Service intervals when you think of frontend loader business in each of your major reported segments, are you seeing it’s still kind of a flat net adds/net losses, or are we getting a net up? What’s the trend? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO I would say it’s probably neutral to positive. But, again, Canada, we’re seeing positives, very significant positive changes, and we’re seeing much more of a gradual U in the US. Michael Hoffman - Wunderlich Securities - Analyst Okay, last question on the deal. You said April 19th, but did you mean April 14th in your prepared remarks? Because that’s what’s in the press release, that you had submitted your final docs to the Competition Board. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO [We filed the amendment to the F-4 on April 19th.] Michael Hoffman - Wunderlich Securities - Analyst Okay. So, follow the clock, they’ve got a 30-day cycle in which they have to do something at the end of the 30. They could do something any time between it. But, at a minimum -- at a maximum, May 13th, 14th, you’ve got to hear something. If it’s favorable, you drop the audited financials into the proxies, submit to the SEC, get their blessing, ship them off to shareholders, 20 days later they vote and we’re done. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO That’s very good. Michael Hoffman - Wunderlich Securities - Analyst But, that’s it, right? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO That’s basically -- I would say to you that 30 days is the outside deadline for the Bureau to render their opinion. This could resolve itself before the 30-day period. Michael Hoffman - Wunderlich Securities - Analyst Right. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO So, clearly you’re not wrong. I think that’s probably a pretty reflective timetable that you have, Michael, on the outside. But, from our perspective, we always would like to see it move forward as quickly as we can. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 16

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Michael Hoffman - Wunderlich Securities - Analyst Okay. When you were at Ray J, you had a fairly optimistic view of the dialog that was going on with the Competition Board. Do you still maintain that optimism? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Well, I don’t believe I said the word optimistic. What I said to you is we’re satisfied with the process that’s going on with the Bureau. It’s a very thoughtful process that the Bureau is taking through it all. And I’m not unhappy with what we’re seeing as far as that process is concerned. And I wouldn’t take it any further than that. I don’t think it’s in any of our interests right now to describe the activities and the relationships that we have any more than that at the present time, Michael. Michael Hoffman - Wunderlich Securities - Analyst Okay. Thank you very much, and congratulations on a nice quarter. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Great. Thank you. Tom Cowee - IESI-BFC Ltd. - VP, CFO Thank you. Operator Your next question comes from the line of Jason Granger with BMO Capital Markets. Jason Granger - BMO Capital Markets - Analyst Thanks. Good morning, guys. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Good morning, Jason. Jason Granger - BMO Capital Markets - Analyst Just turning over to the Northeast segment here, higher volumes, lower pricing, and Keith, you were talking about, with the uptick in activity in March, internalization going from the high 30s to the high 40s is what I heard. I just want to confirm and clarify that that was the high 40s you were talking about there. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO What you heard was correct. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 17

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Jason Granger - BMO Capital Markets - Analyst Okay. And again, with the Northeast segment there, your MD&A makes reference to higher professional fees in respect of longer term initiatives. Could you elaborate on that? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Obviously, some of them were related to WSI and the transaction. So, it’s part of all the synergies. So, we’re looking already at how to we restructure our corporation to deal with the merger. And obviously, we’re merging operations. We’re moving -- merging people. We’re going to be a much larger corporation. So, it’s just a readjustment moving ahead of the curve, I would suggest to you. And so, we’ve been able to do that and we’re ready to take on the merger. And we feel -- I want to say we continue to feel very, very good as it relates to the synergies that we’ve always mentioned. And so, this is just taking our own structure and prepping it and getting ready to accept the merger. So, clearly those are some one-time costs as it related to people restructuring. As it relates to some of the other SG&A, clearly the Company grew larger. And as you grow larger, then your SG&A costs are going to increase just as it relates to that size of the Corporation, because we want to continue on our market activities in those various markets to grow the markets and not just have the stability related to the existing revenue base. So, there’s going to -- we are going to incur some costs as it relates to that growth and ongoing and continued growth as well. So, we think the Company is very much right-sized right now for the activities of the Company. And we’re also right-sized as it relates to bringing on the senior management in the integration with WSI. Jason Granger - BMO Capital Markets - Analyst Okay. And on the synergies, your target there, $25 million, $30 million within a couple years certainly seems like a conservative number. I believe in the past you mentioned that the majority of what you’ve got in there for synergies is hard cost savings as opposed to soft synergies. Could you just remind us on that, and to what extent soft synergies are included in that $25 million, $30 million target? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Jason, you couldn’t have said it any better than what I would do. So, I would agree with you, and I don’t want to indicate any further detail at this stage. Once we have the merger completed and the combinations completed -- first and foremost, as you can know, there’s certain sensitivities to doing a merger. So, at this stage -- and there’s sensitivities as it relates to the people on both sides of the Company, and clearly we’re still dealing with regulatory requirements. So, at this stage, we really don’t want to express any more than you’ve already expressed in your comments related to those synergies. Jason Granger - BMO Capital Markets - Analyst Okay. And should we still be expecting the synergies to be realized relatively evenly over the two year period, or more frontend loaded? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Anytime you’re doing a merger of this size, you try to get as many of those synergies as quickly as you can because, again, let me just say to you there’s people sensitivities involved. So, you try to move everything very aggressively. We do have plans -- organization plans set up. So, we will try to move them aggressively. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 18

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Usually, one of the holdbacks in terms of timing is IT systems. But, we’ve addressed the IT system. We have a plan set ready to go, and we feel that the timing on moving that forward will be pretty aggressive as it relates to this type of combination. So, the long and the short of it is that we will aggressively pursue those types of synergies. And we expect to get them probably at a quicker pace than we’ve indicated on a conservative basis, which was a two-year basis. Jason Granger - BMO Capital Markets - Analyst Okay. And last question here on taxes. In light of progress to date on the merger, your first quarter results, Tom, is there an update you can give us on how we should be looking at modeling taxes for 2010? Tom Cowee - IESI-BFC Ltd. - VP, CFO I’m not sure I could really give you an update other than at this point we feel comfortable with the guidance we gave. And obviously, I think you can look to the WSI company and see about where their effective tax rate is. Should not have a significant change. I mean, we have NOL still in the US from a cash basis. So, it won’t have effect to that, either. We haven’t gone completely through all the gyrations yet to see if there’ll be any modifications to any of our deferred tax calculations. But, we feel that it’ll fall out pretty -- in a pretty similar range. Jason Granger - BMO Capital Markets - Analyst Okay, very good. That’s it for me. Thanks. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Great. Thanks, Jason. Operator And your next question comes from the line of Nima Billou with Bloom Investment Company. Nima Billou - Bloom Investment Counsel - Analyst Good morning. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Good morning, Nima. Nima Billou - Bloom Investment Counsel - Analyst Keith, you’d mentioned that in terms of the dynamics with respect to acquisition, there’s sort of been never a better time for you. Do you anticipate -- given that there are only really four large public entities in the States, do you have the feeling that another entity might come public and start competing with you, or are they just not big enough with respect to some of the rollups private equity has done and you guys will continue to have a big runway? THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 19

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Well, I guess you never know. If you could tell me what the capital market situation was going to look like over the next couple of years, I could probably give you a better projection on that. But, I mean, realistically as we look at capital debt markets right now, they’re clearly improving, which may or may not create opportunities as it relates to private equity going forward. But, without a doubt, the recession curtailed private equity, and we’re not seeing them becoming as active as they were prior to 2009. So, I would suggest to you at this stage we have a very good balance sheet. As mentioned, we are refinancing. We expect our leverage to be always in that roughly the 2.3 to 2.7 times EBITDA range. So, we’ll always have the balance sheet we expect that we’ll be able to work with. We expect to, on a standalone basis, generate over $100 million of excess cash flow after dividends in the existing Company. And then, once we merge and get rolling, it’ll be in excess of $150 million plus through the combined corporation. So, clearly on the balance sheet and with the excess cash flow that we have, we’re going to have the ability to continue to expand the Company going forward. So, we’re in a pretty good position. We have obviously very succinct plans, as we always do, in terms of how we would like to develop regions. We still have some work in the Eastern US, we’ll call it, that we would like to continue to pursue as well as the South. So, we’ll continue those plans. And we feel pretty good about our position today. But, again, I’ll always put a caveat on that that you never know in terms of where the capital markets are going to be and whether that will stimulate new entrants into our industry. Nima Billou - Bloom Investment Counsel - Analyst Great. And do you find -- I mean, the acquisition in Canada was fairly sizeable, $50 million plus. Do you find that Canada is still fragmented enough to pursue material acquisitions going forward? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO I think, first of all, with the WSI acquisition, we actually will be moving into -- I believe it’s about eight more markets in Canada that we are currently not in. So, that’s going to open up some more markets for us, without a doubt. And then, the major markets in Canada, we still have probably some opportunity to have a look at our ability to move in those major markets. But, I should highlight also that we’re still seeing pretty significant population growth in Canada. So, when you look at that population growth, that’s going to clearly affect volume both in our Canadian markets in terms of organic growth as well as what we would normally see from pricing in recovery of GDP and cost of living through the balance of the year. So, overall, we feel pretty good about the future prospects for the Canadian market. Nima Billou - Bloom Investment Counsel - Analyst Great. Thank you. And I guess the final question, it’s just a smaller one on margins. But, you had mentioned before, I mean, the Canadian margins dipped a little bit in the quarter. Not getting picky, but that’s mostly because of these acquisition costs, correct? Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Yes, it’s -- you have acquisition costs. You had some SG&As, obviously, that rolled through there. And we had a little higher concentration of industrial/commercial. Part of that is also reflective of first quarter as well. So, all of those things will -- which is typically a lower quarter month, or quarter. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 20

FINAL TRANSCRIPT Apr 28, 2010 / 12:30PM GMT, BIN.TO - Q1 2010 IESI-BFC Ltd Earnings Conference Call So, all of those things will affect margins slightly. But, I think at the end of the day, though, what we really want to focus our attention on is what’s going on with free cash flow, because that’s the offset to it all. And the free cash flow was significantly up on a quarter-over-quarter basis both in the US and in Canada. Nima Billou - Bloom Investment Counsel - Analyst Great. Thanks very much. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO You’re welcome. Operator Due to time constraints, our final question comes from the line of Michael Hoffman with WSI. Michael Hoffman - Wunderlich Securities - Analyst I actually asked all my questions, so thank you. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Okay. Thank you, Michael. Operator Right. So, thank you very much, everybody, for attending. I would now like to turn the call back over to Mr. Carrigan for closing remarks. Keith Carrigan - IESI-BFC Ltd. - Vice Chairman, CEO Well, once again, I’d like to thank everyone for attending today’s meeting. It’s been a good start to the beginning of the year. And obviously, we’re very, very pleased with the performance in all of the areas of our Companies. It’s really going towards plans that we’ve put together. And as highlighted earlier, the Canadian economy is picking up a little more steam a little quicker, and we believe that we’ve captured or are capturing the benefit of that. So, once again, thank you for participating on the call. I will remind everyone that we are holding our Annual General Meeting of Shareholders in Toronto on June 2nd, and we hope to see everyone there. As you all know, and that we were delighted to see WSI’s results last night, that they had record earnings in the first quarter. And we believe that their group has really done an outstanding job as they put their assets together through 2009. And they obviously are really shaping up the results through the first quarter of 2010. So, I encourage you to listen in to WSI’s call. And otherwise, we either look to meet with some of you at Waste Expo or joining us on our next quarterly call. Thank you very much and everybody have a good day. Operator This concludes today’s conference call. You may now disconnect. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2010 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. 21

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